UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
23 July 2015

Pearson to sell FT Group to Nikkei Inc.

Pearson is today announcing that it has agreed the sale of FT Group to Nikkei Inc. for a gross consideration of £844 million, payable in cash.

Financial Times is one of the world's leading news organisations, recognised for its authority, integrity and accuracy. It includes the FT newspaper, FT.com, How to Spend It, FT Labs, FTChinese, the Confidentials and Financial Publishing (including The Banker, Investors Chronicle, MandateWire, Money-Media, Medley Global Advisors and more). At the FT, total circulation across print and digital rose more than 30% over the last five years to 737,000, with digital circulation growing to represent 70% of the total, from 24%, and mobile driving almost half of all traffic. Content and services now account for the majority of revenues.

In 2014, FT Group contributed £334m of sales and £24m of adjusted operating income to Pearson. At 30 June 2015, FT Group had gross assets of approximately £250m. The agreement does not include FT Group's London property at One Southwark Bridge and Pearson's 50% stake in The Economist Group. The transaction is subject to a number of regulatory approvals and is expected to close during the fourth quarter of 2015.

A contribution will be made to the Pearson group pension plan following closing of the transaction, expected to be around £90m. In addition, Pearson has committed to fund the pension plan to self-sufficiency in the near term. Most of the proceeds from the disposal will be subject to UK Substantial Shareholder Exemption taxation relief but Pearson expects to pay tax on disposal of approximately £60 million. The balance of the proceeds will be used by Pearson for general corporate purposes and investment in its global education strategy.

John Fallon, Pearson's chief executive, said:

"Pearson has been a proud proprietor of the FT for nearly 60 years. But we've reached an inflection point in media, driven by the explosive growth of mobile and social. In this new environment, the best way to ensure the FT's journalistic and commercial success is for it to be part of a global, digital news company.

Pearson will now be 100% focused on our global education strategy. The world of education is changing profoundly and we see huge opportunity to grow our business through increasing access to high quality education globally.

Nikkei has a long and distinguished track record of quality, impartiality and reliability in its journalism and global viewpoint. The Board and I are confident that the FT will continue to flourish under Nikkei's ownership".

Tsuneo Kita, Chairman and Group CEO of Nikkei, said:

"I am extremely proud of teaming up with the Financial Times, one of the most prestigious news organizations in the world. Our motto of providing high-quality reporting on economic and other news, while maintaining fairness and impartiality, is very close to that of the FT. We share the same journalistic values. Together, we will strive to contribute to the development of the global economy."

Evercore, Goldman Sachs and J.P. Morgan Cazenove acted as financial adviser to Pearson on this transaction.

Rothschild Group acted as financial advisers to Nikkei on this transaction.

Notes to editors

About Pearson
Pearson is the world's leading learning company, with 40,000 employees in more than 80 countries working to help people of all ages to make measurable progress in their lives through learning. For more information about Pearson, visithttp://www.pearson.com
.

About Nikkei Inc.
Nikkei Inc. is the largest independent business media group in Asia. It acts as an operating holding company with its flagship newspaper Nikkei as a core. Group operations range from books and magazines to digital media, database services, broadcasting and other activities such as economic/cultural events.

For more information:

Pearson
Simon Mays-Smith / Tom Waldron / Brendan O'Grady +44 (0) 20 7010 2310.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  23 July 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary